SO
3-11-02


02007608

SECUR[ITIES AND EXCHANGE CO]MMISSION

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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RECEIVED
MAR 0 5 2002


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46323 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Resource Planning Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
524 East 5th Street
(No. and Street)
Brooklyn, NY 11218
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ben Englander 718-435-1716
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub, Abraham G.
(Name – *if individual, state last, first, middle name*)

1322 54th Street Brooklyn, NY 11219
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BEN ENGLANDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESOURCE PLANNING, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

2/27/02

Notary Public

MARIA L. GALLO
Notary Public, State of New York
No. 43-4644185
Qualified in Richmond County
Commission Expires Nov. 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAPITAL RESOURCE PLANNING CORP.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2001 AND 2000

# CONTENTS

ABRAHAM G. WEINTRAUB
CERTIFIED PUBLIC ACCOUNTANT
1322 54TH STREET
BROOKLYN, NEW YORK 11219
(718) 851-7204

To the Stockholder of
Capital Resource Planning Corp.

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Capital Resource Planning Corp. as of December 31, 2001 and 2000 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Resource Planning Corp. as at December 31, 2001 and 2000, in conformity with generally accepted accounting principles.



Certified Public Accountant

Brooklyn, New York
February 26, 2002

CAPITAL RESOURCE PLANNING CORP.
BALANCE SHEET
AS AT DECEMBER 31, 2001 AND 2000

## ASSETS

| | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 11,894 | $ 17,687 |
| Money Market Funds | 18,495 | 17,822 |
| TOTAL ASSETS | $ 30,389 | $ 35,509 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| LIABILITIES | | |
| None | | |
| STOCKHOLDERS' EQUITY | | |
| Common Stock – No Par Value – 2000 shares authorized; 100 shares issued and outstanding | $ 8,000 | $ 8,000 |
| Paid in capital | 2,000 | 2,000 |
| Retained Earnings | 20,389 | 25,509 |
| Total Stockholder's Equity | 30,389 | 35,509 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 30,389 | $ 35,509 |

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| INCOME | | |
| Revenues | | |
| Commission Income | $ 5,702 | $32,443 |
| Expenses | | |
| Operating and administrative | 4,703 | 25,272 |
| Operating Income | 999 | 7,171 |
| Dividend Income | 673 | 1,328 |
| Income before income taxes | 1,672 | 8,499 |
| Provision for income taxes | 292 | 2,853 |
| Net Income | 1,380 | 5,646 |
| RETAINED EARNINGS | | |
| Beginning of the year | 25,509 | 27,289 |
| Distributions | (6,500) | (7,426) |
| End of the year | $20,389 | $25,509 |

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Operating activities | | |
| Net Income | $ 707 | $ 4,317 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Cash distributions to shareholder | 6,500 | 3,750 |
| Net cash provided by operating activities | (5,793) | 567 |
| Financing Activities | | |
| Investment in Money Market Funds | ---0-- | (15,000) |
| Net increase (decrease) in cash | (5,793) | 15,567 |
| Cash, beginning of year | 17,687 | 2,120 |
| Cash, end of year | $11,894 | $17,687 |

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. Significant Accounting Policies

Description of Business

Capital Resource Planning Corp. was incorporated in 1993 in the State of New York and is engaged in the business of being a mutual funds dealer. Its accounting and reporting policies conform to generally accepted accounting principles and general practice within the industry.

Income Taxes

The Company has elected to be taxed as a Small Business Corporation, pursuant to the Internal Revenue Code and New York State statutes. As a result of this election, the income of the Company is taxable to its stockholder. Accordingly, no provision for Federal income taxes and only a small provision for New York State income taxes is included in the accompanying financial statements.

CAPITAL RESOURCE PLANNING CORP. 12/31/01

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES

**No material inadequacies existed in the accounting system or internal control.**

**Broker does not clear or receive any customer securities so no safeguards are required.**

CAPITAL RESOURCE PLANNING CORP. 12/31/01

## RECONCILIATION OF MATERIAL DIFFERENCES IN NET CAPITAL

### RECONCILIATION

| | | | |
|---|---|---|---|
| Per Unaudited Report | | | |
| Allowable Assets and Net Capital | | | $31,000 |
| Per Audited Report | | | |
| Allowable assets – cash | | $11,894 | |
| -- investment | 18,495 | | |
| haircut @ 7% | (1,295) | 17,200 | |
| Net Capital per Audited Report | | | 29,094 |
| Excess of unaudited capital over audited capital as at December 31, 2001 | | | $ 1,906 |

THE DIFFERENCE BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE FILED FOCUS REPORT AT DECEMBER 31, 2001 IS DUE TO AN INVESTMENT IN A MONEY MARKET FUND BEING REPORTED AT FULL VALUE. THE DIFFERENCE IS NOT MATERIAL.

CAPITAL RESOURCE PLANNING CORP. 12/31/01

## COMPUTATION OF NET CAPITAL

| Allowable Assets | | |
|---|---|---|
| Cash | | $11,894 |
| Money Market Funds | $18,495 | |
| Less: 7% haircut | 1,295 | 17,200 |
| NET CAPITAL | | $29,094 |

CAPITAL RESOURCE PLANNING CORP. 12/31/01

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | |
|---|---|
| Balance, beginning of period | $35,509 |
| Net Income for year | 1,380 |
| Distributions to shareholder | (6,500) |
| Balance, end of period | $30,389 |